[LETTERHEAD OF GERSTEN SAVAGE LLP]

                               September 12, 2008

VIA EDGAR AND OVERNIGHT MAIL

Ms. Lauren Nguyen
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Mail Stop 3561
Washington, DC  20549

     Re: Easy CD Yearbook, Inc.
         Amendment No. 1 to Registration Statement on Form S-1
         Filed August 20, 2008
         File No.  333-151931

Dear Ms. Nguyen:

     We are counsel to Easy CD Yearbook, Inc. ("Easy CD," the "Company" or "our client"). On behalf of our client, we respond as follows to the Staff's comments dated September 2, 2008 relating to the above-captioned registration statement. Captions and section headings herein will correspond to those set forth in Amendment No. 2 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 1 to the initial filing, and is enclosed herein. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.

PROSPECTUS

PROSPECTUS SUMMARY, PAGE 1

1. REFER TO THE THIRD FULL PARAGRAPH ON PAGE 2. DISCUSS THE BASIS FOR YOUR FORECAST THAT YOU WILL BEGIN GENERATING REVENUES IN JUNE 2009, CONSIDERING THAT YOU HAVE NOT YET ENGAGED A THIRD PARTY TO PRODUCE YOUR VIDEO. HOW ARE YOU ABLE TO DETERMINE WHEN VIDEO PRODUCTION WILL COMMENCE AND COMPLETE AND WHAT IT WILL COST? HOW ARE YOU ABLE TO TELL WHETHER YOU WILL GENERATE REVENUES AT ALL UNTIL YOU HAVE OFFERED A PRODUCT?

     The Company has advised us that on August 26, 2008, it entered into a Video Production Contract with My Site Development, Inc., a video production contractor from Alberta, Canada, to produce the instructional video product and "How To" guide at a cost of $9,500. An initial payment of $4,750 was paid upon execution of this agreement. The balance of $4,750 will be paid upon the completion of the video and guide. The contractor has estimated that the production will be completed by January 2009. The Company expects that it will need an additional two months following its production to prepare the product for commercial sale and use, and has estimated an
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Ms. Lauren Nguyen
Securities and Exchange Commission


     additional three months thereafter before it can begin generating revenues. Accordingly, the Company has estimated, and the registration statement has been revised to reflect, the Company's estimate that it will have a completed product ready for sale by March 2009 and that it will begin to generate revenues not earlier than June 2009.

2. DISCUSS WHETHER YOU HAVE MADE ANY EFFORTS TO ENGAGE A THIRD PARTY CONTRACTOR TO DEVELOP YOUR PLANNED VIDEO. ADDRESS SPECIFICALLY WHETHER YOU INTEND TO COMMENCE SUCH EFFORTS BEFORE THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

     As described above, the Company has entered into a Video Production Contract, dated August 26, 2008, with My Site Development, Inc. to produce the instructional video product and guide. The Company has revised the registration statement to reflect this development.

ACTIVITIES TO DATE, PAGE 22

3. YOU STATE ON PAGE 22 AND IN YOUR RESPONSE TO PRIOR COMMENT NUMBER 28 THAT YOU HAVE PUBLISHED TWO FREE SAMPLES OF THE FIRST TWO SESSIONS OF YOUR INSTRUCTIONAL VIDEO ON YOUR WEBSITE. HOWEVER, WE COULD NOT LOCATE THESE TWO FREE SESSIONS ON YOUR WEBSITE DURING OUR REVIEW. YOUR WEBSITE MERELY CONTAINS VERBAL SUMMARIES DESCRIBING A TOOL CALLED "GIMP BUT NO LINKS TO VIDEOS. THE TERM "FREE SAMPLES" IMPLIES THAT YOU HAVE POSTED SHORTENED VERSIONS OR PORTIONS OF THE REFERENCED VIDEOS. IF THIS IS NOT THE CASE, PLEASE REVISE THE DISCLOSURE TO MORE ACCURATELY DESCRIBE THE WRITTEN SUMMARIES AVAILABLE ON YOUR WEBSITE OR UPDATE THE WEBSITE.

     As we discussed in our telephone conversations on September 4 and 10, the samples of the first two sessions are available on the Company's website using Adobe Flash Player. For the ease and convenience of visitors to the Company's website, the Company has added a link to the Adobe webpage where Adobe Flash Player may be downloaded and installed, in the event that the video samples are not immediately viewable.

     (Please see http://www.easycdyearbook.com/software.html and click on "Can't see Video? Click here")

COMPETITION AND COMPETITIVE STRATEGY. PAGE 23

4. IN THE LAST SENTENCE TO THE FIRST PARAGRAPH ON PAGE 23, WE NOTE THAT THE COMPETING SOFTWARE PROGRAMS COSTS BETWEEN $300 AND $500. PLEASE CONSIDER REVISING THE DISCLOSURE TO ALSO DISCLOSE THE APPROXIMATE PRICE OF YOUR PRODUCT HERE SO THAT AN INVESTOR MAY COMPARE THE DIFFERENCES IN PRICE.

     The Company has revised the disclosure as requested.
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Ms. Lauren Nguyen
Securities and Exchange Commission


DESCRIPTION OF PROPERTY, PAGE 25

5. PLEASE REVISE TO DISCLOSE THAT "EASTBIZ.COM" IS YOUR AGENT FOR SERVICE OF PROCESS AND NOT "EASBIZ.COM."

     The Company has revised the disclosure as requested.

MANAGEMENT, PAGE 26

6.   PLEASE  REVISE  TO  DISCLOSE  SPECIFIC  DATES  (MONTH/YEAR)  OF  EMPLOYMENT
     WHENEVER POSSIBLE FOR MR. KABA. PLEASE NOTE THAT WE MAY HAVE ADDITIONAL COMMENTS AFTER REVIEWING YOUR RESPONSES.

     The Company has revised the disclosure as requested to include the months and years of Mr. Kaba's employement, wherever possible.

EXECUTIVE COMPENSATION, PAGE 28

7. WE NOTE THAT YOU HAVE NO ARRANGEMENTS BY WHICH YOUR EXECUTIVES WILL BE COMPENSATED. PLEASE ALSO ADDRESS ANY INTENT TO COMPENSATE YOUR EXECUTIVES, DESPITE THE LACK OF FORMAL ARRANGEMENTS.

     The Company has revised the disclosure as requested.

OTHER

8. THE INDEPENDENT PUBLIC ACCOUNTANTS IN EACH AMENDMENT SHOULD FURNISH MANUALLY SIGNED AND CURRENTLY DATED CONSENTS TO THE REGISTRATION STATEMENT.

     The Company has filed the consent of its independent registered accounting firm dated September 12, 2008 as Exhibit 23.1 to Amendment No. 2.

                                  *************

     We trust that the foregoing is responsive to the Staff's comments. Please do not hesitate to call me at 212-752-9700 if you have any questions.

                                Very truly yours,


                                /s/ Jaclyn Amsel
                                ---------------------------
                                 Jaclyn Amsel

cc: Easy CD Yearbook, Inc.